March 23, 2010

Stephen M. Watters, Chief Executive Officer
Vertical Health Solutions, Inc.
P.O. Box 818
Oldsmar, Florida 34677

   RE: **Vertical Health Solutions, Inc.**
        Annual Report on Form 10-K FYE December 31, 2008
        Filed March 31, 2009 and amended March 5, 2010
        File No. 1-31275

Dear Mr. Watters:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008
Consolidated Financial Statements

1. It appears that the statement of cash flows for each of the two years ended December 31, 2008 and the footnotes to the consolidated financial statements were omitted from the audited financial statements filed with your amended Form 10-K. Please revise. Refer to Article 8-02 of Regulation S-X.

Signatures, page 18

2. Please revise to indicate each capacity in which Mr. Stephen Watters is signing your annual report (i.e. as principal executive officer, principal financial officer, principal accounting officer, and director). Refer to General Instruction D to Form 10-K.

Section 302 Certification

3. We note your response to our prior comment seven. It appears that the word "report" was replaced with "annual report" in paragraph two of your Section 302 certification. Please revise. Refer to Item 601(31) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any other questions.

Sincerely,

Tia Jenkins,
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: via fax to Thomas A. Rose, Esq.
        (212) 930-9725